EXHIBIT 99.1

ATLAS PACIFIC LIMITED

ACN 009 220 053

31st March 2006

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: FINAL ANNUAL ACCOUNTS

The final annual accounts for Atlas Pacific Ltd are attached.

Please note that there is a change in the profit result from the preliminary final report which was lodged on 16th March. In the Appendix 4E, we advised that the 2005 after tax profit for the group would be $1,960,269. The final accounts show and increase in the 2005 after tax profit to $2,060,587, an increase of 5%. The difference is as a result in the tax calculation for the group being lower than had previously been calculated.

Yours faithfully

/s/ Simon Adams

SIMON ADAMS
COMPANY SECRETARY

CRP03 Final Annual Accounts Mar3106 doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

ATLAS PACIFIC LIMITED
A.B.N. 32 009 220 053

ANNUAL REPORT
2005

CORPORATE DIRECTORY

DIRECTORS

George Robert Warwick **SNOW**
B.Ec., F.A.I.C.D.

Joseph James Uel **TAYLOR**
B.Sc. (Biology), Ph.D.

Stephen John **ARROW**

Stephen Paul **BIRKBECK**

Ian MacKenzie **MURCHISON**
B. Comm., F.C.A., Dip. Naut. Sc.

COMPANY SECRETARY

Simon Charles Bunbury **ADAMS**
B.Bus, M.Acc, A.C.I.S.

REGISTERED OFFICE

43 York Street
Subiaco
Western Australia 6008

P.O. Box 8015
Subiaco East
Western Australia 6008

Telephone: +61(0)8 9380 9444
Facsimile: +61 (0)8 9380 9970

Website: http://www.atlaspacific.com.au

E-mail: atlas@atlaspacific.com.au

AUDITORS

BDO
Chartered Accountants and Advisers
256 St George's Terrace
Perth
Western Australia 6000

TAX ADVISERS

Ernst & Young
11 Mounts Bay Road
Perth
Western Australia 6000

BANKERS

Australia and New Zealand Banking Group Ltd
77 St Georges Terrace
Perth
Western Australia 6000

SHARE REGISTRY

Computershare (WA) Pty Ltd
Level 2,
45 St George's Terrace
Perth
Western Australia 6000

HOME EXCHANGE

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth
Western Australia 6000

ASX Trading Code: ATP

OVERSEAS EXCHANGE

The NASDAQ Stock Market
1735 K Street, NW
Washington DC 20006-1500
United States of America

NASDAQ Trading Code: APCFY

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
CHAIRMAN'S REPORT

Dear Shareholder,

The calendar year 2005 saw a strong return to fortune for the Company and I am pleased to advise that Atlas Pacific Limited has reported a profit for the 12 months to December 2005 of a little over $2 million after tax. This is based on revenue of nearly $10 million which represents a 44% increase for the 12 months to December 2005.

The turnaround in the Company's profitability saw the payment of a dividend to shareholders of $0.01 per share on December 29th 2005.

The long term strategic planning that was introduced several years ago is now establishing a strong platform. The Company's ability to provide a reliable supply of high quality young pearl oysters over the past 2 years has resulted in a general improvement in the operational results and consequently the quality and value of the pearls we produced leading to increases in revenue. A major achievement of the management team of reducing the unit cost of production, especially of juvenile oysters from the North Bali facility, will strengthen future results.

There are several key achievements in the past 12 months that should be highlighted:

- The improvement and expansion of our main hatchery and grow out site in Penyabangan, North Bali has resulted in an overall stable supply of high quality oysters.

- The research and development program in conjunction with the James Cook University in Townsville, which commenced 12 months ago, has achieved significant milestones in regard to the initial production of family lines of oysters with known performance. This is a significant achievement when you consider that we must be able to identify individual family members at the end of the productive cycle which lasts more than 4 years.

- The establishment of operational base in Bali has led to securing additional water leases and farm sites at Karang Asem on Bali's east coast and at Nusa Lembongan where we are establishing not only a pearl production site but a joint venture tourist operation with the well respected Australian Company, Bali Hai Cruises.

- 2005 has seen the Company establish a marketing department based on our existing tourism and retail operations with good results already received from North Bali, together with the development of jewellery lines and additional focus on on-pearl including mother of pearl shell and pearl meat where we have had very favourable responses.

We have seen our best ever operational result at our main pearl farms in Alyui Bay, Papua with targets not only achieved but exceeded. Product quality from the latest harvests has been the best in several years and I believe further improvements will be realised in 2006 and 2007.

Despite all these improvements, the Company understands well that we are working with nature and seasonal and climatic affects will influence our ability to maintain our high level of productivity. As a result the Company remains committed to a continual program of diversification which led to the opening of a new hatchery joint operation in Lombok in October 2005. Further farm and hatchery sites will be continually evaluated against our strategic needs.

The marketing relationship with Pearl Autore International (PAI) remains strong and we believe that they have achieved significant results in difficult markets and circumstances, which I believe is principally due to the changes they have made in their organisation to increase their representation worldwide with a better exposure to wholesale and retail pearling markets.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
CHAIRMAN'S REPORT

The good results achieved by the Company are principally due to the strong effort of our management and staff, led by the Managing Director, Dr Joseph Taylor and senior management Dr Jens Knauer and Mr Jan Jorgensen. Other expatriate and Indonesian Managers have all contributed to the increasing fortunes of the Company.

I thank all staff and my fellow Directors for their continuing support and enthusiasm, which I hope will deliver continuing strong results for the benefit of Shareholders.

George Snow
Chairman

31st March 2006

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Directors present their report together with the financial statements of Atlas Pacific Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities, for the year ended 31 December 2005 and the auditor's report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

GEORGE ROBERT WARWICK SNOW, B.Ec., F.A.I.C.D.
CHAIRMAN OF THE BOARD

Mr Snow is a graduate in economics from the Australian National University and has had extensive experience in property development, real estate management and mortgage finance. Mr Snow is the Managing Director of the Dampier Investment Group which is a substantial shareholder on the Company.

Director since 28 October 1997, appointed Chairman on 28 July 2004.
(Last re-elected as a director – 21 May 2003)

Directorships of other listed companies held in the last three years:

* Biron Capital Limited – resigned 17 February 2005

STEPHEN JOHN ARROW
NON EXECUTIVE DIRECTOR

Mr Arrow has been involved in the pearling industry in Western Australia and the Northern Territory since 1980 and is Managing Director and owner of Arrow Pearl Co Pty Ltd. Mr Arrow brings to the Board extensive pearling experience from many regions of the world as well as contacts within the industry.

Appointed Director on 29 June 1999.
(Last re-elected as a director – 5 May 2005)

Directorships of other listed companies held in the last three years:

* Nil

IAN McKENZIE MURCHISON B.Comm, F.C.A., Dip. Naut. Sc.
INDEPENDENT NON EXECUTIVE DIRECTOR

Mr Murchison has had over 26 years experience in finance and investment, and has been a Director of both listed and unlisted companies in Australia and overseas. Mr Murchison was an investment director and founding partner of the WA based private equity investment fund, Foundation Capital. Mr Murchison was a founding partner of the national chartered accounting firm of Sothertons.

Appointed Director on 28 July 2004.
(Last re-elected as a director – 5 May 2005)

Directorships of other listed companies held in the last three years:

* Citrofresh International Ltd – resigned 30 June 2003
* TFS Corporation Ltd – appointed 27 February 2006

STEPHEN PAUL BIRKBECK
INDEPENDENT NON EXECUTIVE DIRECTOR

Mr Birkbeck is the founder and former CEO of Mt Romance, an Australian company that has become one of the largest producers of sandalwood oil in the world. Mr Birkbeck has extensive marketing expertise, especially in the luxury goods markets. He has been presented with a number of excellence awards in relation to the success of Mt Romance and brings this extensive business development skill to the Board.

Appointed Director on 15 April 2005.

Directorships of other listed companies held in the last three years:

* Nil

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D.
MANAGING DIRECTOR

Dr Taylor is a marine biologist and aquaculturist whose PhD research specialised in the husbandry of *Pinctada maxima* pearl oysters. Since 1989, Dr Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr Taylor commenced employment with the Company in 1996 as the Project Manager and has overseen the development of the business to its current level of production.

Appointed Director on 13 September 2000 and as Managing Director on 31 August 2001.
(The constitution does not require the Managing Director to retire by rotation)

Directorships of other listed companies held in the last three years:

* Nil

COMPANY SECRETARY

The Company Secretary of the Company at any time during or since the end of the financial year is:

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, A.C.I.S

Mr Adams fulfils the responsibilities of Company Secretary and Financial Controller of the Company. He has a broad range of corporate and accounting experience in the areas pearling, resources, engineering and property industries. Mr Adams has been with the company since 2000.

Company Secretary since 1 February 2001.

DIRECTORS' MEETINGS

The attendance at meetings of the Company's Directors including meetings of committees of Directors is shown below:

Director	Period	Directors' Meetings		Audit Committee Meetings	
		Held	Attended	Held	Attended
G.R.W. Snow	01/01/05 - 31/12/05	9	9	2	2
S.J. Arrow	01/01/05 - 31/12/05	9	8	2	1
I.M. Murchison	01/01/05 - 31/12/05	9	8	2	2
S.P. Birkbeck	15/04/05 – 31/12/05	6	6	1	1
J.J.U. Taylor	01/01/05 - 31/12/05	9	9	2	2

CORPORATE GOVERNANCE

The Company is committed to good corporate governance. Where possible, given the size and resources of the Company, the "Principles of Good Corporate Governance and Best Practice Recommendations" as set out by the Australian Stock Exchange Corporate Governance Council have been adopted. Where there is variation from these principals, an explanation is provided in this report. Where necessary, details of current policies and practices are provided.

1. Roles and responsibilities of the Board

The Board of Directors is responsible for the corporate governance of the consolidated entity including its strategic direction, establishing management goals and monitoring the achievement of these objectives. The Board of Directors is responsible for reviewing and ratifying control systems relating to risk management, internal control and legal compliance. The roles and responsibilities of Directors are established in the Company's code of conduct for directors.

2. Board Structure

2.1 Composition of the Board

In accordance with the definitions of an independent director as set out in Principle 2.1 of the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations", Mr I. Murchison and Mr S. Birkbeck are independent directors. The Board is therefore not made up of a majority of directors who are independent; however, the directors believe that they can, and do, act independently making judgements that are in the best interest of the Company on all relevant issues.

The Board believes that its members represent a good balance of skills, knowledge and experience that are necessary to understand and manage the challenges faced in the pearling industry. It also believes that the size of the Board reflects the appropriate allocation of the Company's resources and allows for effective decision making by its members.

2.2 Role of the Chairman

Mr Snow is the principal of Dampier Investments which is a substantial shareholder owning 16.38% of the issued shares of the Company and therefore is not considered to meet the definition of an independent director. Mr Snow and his fellow directors believe that he does act independently and in the best interests of the Company and all of its shareholders when dealing with issues that fall within the scope of the role of the Chairman.

2.3 Nomination Committee

The Board has not established a nomination committee as there are insufficient directors on the Board for the functions of such a committee to operate effectively as a sub-committee. A formal performance review of the board and its members has not been undertaken in the last financial year. Careful consideration is given to the appointment of the Company's new directors to ensure that the Board is well served by their experience and skills. The Board remains open to appointing additional directors who may add value to the skill and knowledge base of the Board.

Directors are appointed for a fixed term with their positions made vacant in accordance with the Company's constitution. Reappointment of a Director at the time of their retirement is not automatic but they may renominate for their positions on the Board subject to the constitution and they are re-elected by the members at the Company's annual general meeting.

3. Ethical Standards

3.1 Code of conduct

There is no formal code of conduct in place for directors and senior executive officers. However, the Board and management do adhere to best practice principals which include the following:

(i) conflict of interest – managing situations where the interest of a private individual interferes or appears to interfere with the interests of the Company;

(ii) corporate opportunity – preventing directors and key executives from taking advantage of property, information or position, or opportunities arising from these, for personal gain;
(iii) confidentiality – restricting the use of non-public information except where disclosure is authorised or legally mandated;
(iv) fair dealing – by all employees with customers, suppliers, competitors and employees of the Company;
(v) protection and proper use of assets of the Company – ensuring the protection of and efficient use of assets for legitimate business purposes;
(vi) compliance with laws and regulations – active promotion of compliance.

3.2 Trading in Company securities

The Company has a share trading policy. Directors and employees (and their associates) are permitted to own shares in the Company but they are restricted to the trading of the Company's shares or other securities within a "window" period being between 24 hours and 30 days following the release of any announcement to the Australian Stock Exchange. Directors must advise the Company of any trading of its securities within five (5) days of any such transaction.

4. Integrity of financial reporting

Audit committee :

The audit committee is made up of the four (4) non-executive Directors, two of whom are not independent. The chair of the audit committee is Mr I. Murchison, an independent director who is not the Chairman of the Board. Mr Murchison is a qualified accountant and has extensive financial experience. The other members of the audit committee have a good understanding of business and are financially literate. The size and makeup of the current Board makes it impossible for there to be a majority of independent members on the audit committee.

5. Continuous disclosure

The Company does not have a written policy on disclosure requirements but it is compliant with the continuous disclosure rules of the Australian Stock Exchange which ensures that:

(i) all investors have equal and timely access to material information concerning the Company, including its financial situation, performance, ownership and governance; and
(ii) Company announcements are factual and presented in a clear and balanced way.

6. Shareholder Relations

The Board aims to ensure that all shareholders are kept informed of the Company's performance. Information is regularly communicated to shareholders through:

(i) Distribution of the annual report to all shareholders (other than those who elect not to receive it);
(ii) Distribution of shareholder updates which provide additional operational, corporate and financial information relevant for that period;
(iii) The annual general meeting and other meetings where shareholders have the opportunity to approve various Board actions;
(iv) Company announcements, shareholder or stock broker briefings and press releases which are posted to the Company's web site; and
(v) Direct shareholder liaison by authorised executives.

The Company's auditor is required to attend all annual general meetings to address shareholders' inquiries regarding the scope and conduct of the audit.

7. Risk Management

The Company has undertaken a risk assessment analysis in the last two years which was facilitated by a third party consultant. This addressed all aspects of the business including the financial, operational and compliance risks, both financial and non-financial.

The Managing Director and the Chief Financial Officer have declared in writing to the Board that the risk management and associated compliance and controls have been assessed and found to be operating effectively.

8. Board and Executive performance

The performance of key executives is evaluated regularly by the Board. The performance of senior managers is judged against key performance indicators set by the Board.

There has been no formal performance evaluation of the Board or individual directors undertaken during the reporting period. The Board believes that the individual directors have made independent judgements on business matters which have been in the best interest of the Company during the reporting period.

9. Remuneration

9.1 Remuneration Policy

The objectives of the Company's remuneration framework is to ensure that reward for performance is competitive and appropriate for the results delivered and recognises the environment within which its executives operate. Remuneration of senior executives is set with the objectives of:

(i) retaining and motivating key staff;
(ii) attracting quality management skills to the organisation; and
(iii) ensuring that executive staff feel a strong sense of ownership in the Company's success by sharing in the rewards of its success.

9.2 Remuneration Committee

A remuneration committee has not been established by The Board. The function of reviewing remuneration for senior executives and directors is undertaken by the non-executive directors.

9.3 Remuneration Structure of Executive and Non-Executive Directors

The Managing Director is employed under a fixed term contract which expires on 31 December 2007. His employment agreement specifies the responsibilities of his role. The Managing Director's remuneration package has a fixed salary component as well as various allowances relating to Dr Taylor living in Indonesia with his family. Dr Taylor is not entitled to any special termination payments under this contract. The current contract for the Managing Director does not provide for incentive payments in the form of cash or options linked to performance targets.

It is proposed that the Managing Director be remunerated by way of an allocation of shares in 2006. Details of this proposed allotment of shares are provided in the notice of meeting. This allocation of shares is subject to shareholder approval.

The Directors' remuneration is set out in the Directors' Report. Non Executive Directors' aggregate annual remuneration may not exceed $250,000.

10. Stakeholders' interests

The Company does not have a code of conduct to deal with the legal and other obligations to stakeholders as set down in the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations".

Senior executives are required to identify strategic stakeholders and maintain close contact with these parties at all times. Such stakeholders include employees, local communities within which the pearl farming activities are operated, critical equipment and service suppliers, product distributors and local and regional government authorities.

Employees have the right, and are encouraged to alert management and the Board in good faith to potential misconduct without fear of retribution. Where necessary, such reports must be recorded and investigated in full.

ACTIVITIES AND REVIEW OF OPERATIONS

The economic entity continues to operate only as a pearl producer. It has commenced retail activities but these make up less than 5% of its annual turnover and net profit.

1. Year in Perspective

The 2005 financial year has seen Atlas Pacific Limited return to a profit position with the posting of a profit of $2.06M. This is the culmination of several years of steady hard work and the implementation of a number of key strategic developments including but not limited to:

- The diversification of production over a number of geographic centres
- The specialisation of key activities to reduce unit cost of production
- The implementation of improved breeding and pearl growing techniques
- The development of a marketing team to increase return on investment in pearl production and pearl based products

There were no other significant changes in the nature of the economic entity's principal activities during the financial year.

2. Operating Results

The Board of Atlas Pacific Limited announces that the economic entity's after tax profit for the year ended 31 December 2005 is $2,060,587. This compares with an after tax loss of $594,274 for the same period in 2004.

The major factor which has lead to this major turn around in position is the improved quality and number of pearls produced and sold during 2005 compared with 2004.

The Company's balance sheet and cashflow are strong and this was reflected in the payment of a fully franked dividend of 1 cent per share on 29 December, 2005.

The Company sold $9,056,000 (2004 - $5,209,000) worth of pearls during the last year. In addition to this, a further $473,000 was raised through the retail sale of pearl jewellery, mother of pearl jewellery and home wares and the wholesale sale of MOP shell, pearl oyster sea food products and oysters.

3. Pearl Oyster Production Results

During 2005 the combined efforts at Alyui Bay and Penyabangan (North Bali) saw the company seed over 390,000 oysters, of which the vast majority were operated for the first time.

Seeding results for past 5 years


400000
350000
300000
250000
200000
150000
100000
50000
0
2001
2002
2003
2004
2005

Hatchery production and grow-out at Penyabangan was again well on target and the site was further expanded. The Bacan joint operation hatchery was finalised in October 2005 with a new venture in West Lombok taking its place to provide an alternative centre for juvenile oyster production. The Banyupoh joint operation hatchery was terminated in September 2005 with Penyabangan taking over this production.

Many of the oysters produced at Penyabangan during its first season (2003/2004) have now been seeded either at Alyui Bay or Bali and we are extremely pleased with the quality and post-operative results.

The Company's main transport vessel "Sahabat" has been delivering oysters from Bali to Alyui with increased efficiency following the replacement of the main engine. The general health of oysters post transport has been excellent during 2005 leading to better condition of pearl oysters in the preparatory period prior to seeding.

4. **Bali Project**

The Company has increased its interest in Bali by opening a new farm site at Karang Asem on Bali's east coast and establishing a pearl oyster lease on Nusa Lembongan Island in the south of Bali. Almost 50,000 pearl oysters were seeded in Bali this year. The pearls from these oysters will be farmed at the new locations of Karang Asem and Nusa Lembongan.

5. **Lombok Project**

Following the termination of the Bacan venture, a new joint hatchery operation was established in West Lombok. This new venture is very close to Bali providing management with easier access and control of the operation. The venture was commissioned in November and several batches of young pearl oysters have been produced.

6. **Alyui Bay Pearling Centre**

The Alyui Bay team has maintained the minimum seeding target of 300,000 oysters per annum during 2005 with a total of 340,000 oysters seeded during the year.

The post operative results have again been pleasing and reflect the improved quality of our pearl oysters and the dedication of the technical and management team at Alyui Bay.

Harvests during 2005 were significantly improved compared to 2004, a factor which was reflected in the Company's financial results. The consistency of colour during 2005 was exceptional with 99% of the pearls harvested being in the white to silver colour range. The result demonstrated the effectiveness of the Company's selective breeding programme.

7. Socio-Political and Security Situation

The October 2005 bombings in Kuta and Jimbaran tourist precincts of Bali had a serious detrimental effect on tourism in Bali. Whilst there has been no observable effect on the general business of the Company either in Bali or elsewhere in Indonesia it has influenced the manner in which the Company intends to develop further retail and tourism activities.

The Company continues to do all it can to maintain good relations with local communities and regional government agencies and parties that can have any influence over the safety and security of our personnel and assets in Indonesia.

8. Personnel

With the closure of the Bacan project key staff were moved to the new ventures at East Bali and Lombok as part of our commitment to strengthen local management. The pearling venture in Nusa Lembongan will be managed by two former Alyui Bay staff, Ms Sugiwati Ndolu and Mr Abraham Umbetehu.

Natalie Moss was recruited in 2005 as Marketing Manager taking over the development work completed by Claire Taylor. The marketing team has been grown steadily during 2005 from two to seven by the year's end.

Long term employee and Engineering Manager, Ryan Arnup left the group this year to open a business in Australia. Ryan played a significant role in the development of the Company's operations in Indonesia. Ryan is replaced by Paul Barry as our new Engineering Manager.

The total permanent Indonesian based work force at 31 December was:

	2005	2004
Expatriate	7	6
National Full time	335	332
National Temporary	128	100

9. Marketing

The Company continues to be represented by the pearl marketing and trading company Pearl Autore International (PAI). During 2005, PAI was successful in selling a higher volume of Atlas Pacific's pearls than in 2004. In an increasingly competitive market, the performance of PAI is excellent.

The development of the Company's internal marketing efforts was boosted during 2005. In July of 2005, the Penyabangan site in North Bali was opened to the visiting public. Over the ensuing six months "North Bali Pearls" has developed into a unique educational experience.

10. Research and Development

The research and development programme that commenced late in 2004 has progressed well with all the major breeding milestones achieved during 2005. The first survival and growth results have been collected and are currently being analysed. The technique for DNA pedigree assignment of the offspring created for this programme has been proven and we look forward to further development during 2006.

11. Environment

It is in the Company's interest to ensure that environment at the farm sites is protected and maintained to the highest standards. All environmental regulations that relate to the Company in Indonesia and Australia are adhered to. The Company has become involved in a number of environmental initiatives including providing support to reef and mangrove rehabilitation in North Bali and supporting the activities of environmental organisations such as Conservation International in Papua.

12. Conclusion

The Company has delivered on the promise of a return to profit and subsequent reward to shareholders in 2005. The financial position of the Company is strong and the board and management are looking to an even better result in 2006.

ECONOMIC ENTITY RESULT

The consolidated net profit/ (loss) after income tax of the economic entity for the financial year was:

	2005 $	2004 $
Operating profit/(loss) after income tax	2,060,587	(594,274)

FINANCIAL POSITION

The net assets of the company have increased from $16.029M at 31 December 2004 to $17.978M at 31 December 2005. This is as a result of :

- an increase in inventories, mainly in the form of biological assets (oysters);
- an increase in fixed assets as new farm sites have been established; and
- a decrease on payables as a result of prior year tax matters being resolved and paid.

The economic entity's working capital (being current assets less current liabilities) has improved significantly due to a larger number of oysters that are due to be harvested in 2006. Trade debtors were higher at the end of 2005 than they were at the end of 2004 as a result of strong sales in the last few months of 2005. Cash reserves have decreased from the prior year but the Company has sufficient reserves and is expecting receipt of sufficient funds to meet its commitments.

The Company remains in a strong financial position with limited debt and strong cash flow.

The economic entity is developing a retail operation in Bali to take advantage of higher margins. Bali attracts a significant number of tourists and despite the recent security issues, the number of potential customers is expected to grow. These retail ventures will enhance the marketing capability of the Company for the future.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

There are no significant changes in the state of affairs of the economic entity.

DIVIDENDS
Dividends paid by the Company during the financial year ended 31 December 2005 were:

Date Paid	Cents per share	Total Amount Paid	Proportion of Franking Credit Per Share
29 December 2005	1.00	$878,103	100%

MATTERS SUBSEQUENT TO BALANCE DATE

Subsequent to the balance date, 2,800,000 shares have been offered to key executives at an issue price of 29 cents (subject to shareholder approval).

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges and through regular newsletters.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The economic entity has diversified its resources over the last three years to ensure that every possible step has been taken in trying to maintain a consistent supply of juvenile oysters for the production of pearls. This strategy has placed the economic entity in a strong position in relation to its ability to meet the seeding targets that are set for current and future years.

The Company will continue to seek out further joint venture and self owned and operated farm sites for expansion of production. This will be done within the current resource capabilities of the economic entity.

The price that is achieved for pearls is market driven but is determined by five characteristics being size, colour, shape, skin quality and lustre. The production of a pearl is a natural process, which means that the predicability of quality is uncertain. The company adopts best practice farming techniques to try and limit poor quality but it cannot influence environmental conditions that will influence the production process.

The number of pearls produced is directly influenced by the quantity of oysters that are seeded. The table below shows the number of oysters that have been seeded in the last four years and the corresponding revenue and profit for these periods..

	2002	2003	2004	2005
Oysters nucleated (virgin only)	168,777	210,099	342,164	376,325
Total Pearl Sales Revenue (AU$)	$10,581,317	$8,803,892	$5,209,154	$9,094,562
Net Profit/(loss) after tax (AU$)	$3,499,017	$1,244,733	$(594,274)	$2,060,587

Pearl sales are generally denominated in Japanese Yen. The strong Australian Dollar during 2005 has resulted in lower prices per unit of weight in the reporting currency (AUD). The Company undertakes foreign exchange hedging within approved policy limits to manage exchange rate fluctuations where it is possible.

DIRECTORS' BENEFITS

Details relating to Directors' benefits other than Directors' emoluments can be found at Note 27 to the accounts.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification

The Company has agreed to indemnify the following current Directors of the Company; Mr G.R.W. Snow, Mr S.J. Arrow, Mr I.M. Murchison and Dr J.J.U. Taylor, and the following former Directors; Mr L.F. Petersen, Prof A.M. Kerr and Mr R.P. Poernomo, Mr W.F. James, against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as Directors of the Company, except where the liability arises out of conduct which involves negligence, default, breach of duty or a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance Premiums

Since the end of the previous financial year the Company has paid insurance premiums of $20,733 (2004 - $19,390) in respect of directors' and officers' liability and legal expenses insurance contracts, for current and former Directors and Officers.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party. The Company has not been a party to any proceedings during the year.

NON-AUDIT SERVICES

The Board of Directors, in accordance with advice from the audit committee, is satisfied that the provision of non-audit services during the year is compatible with general standards of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence. The nature of the service provided do not compromise the general principles relating to auditor independence.

The following fees for non-audit services were paid/payable to the external auditors during the year ended 31 December 2005:

	$
Review of reports relating to compliance with US regulations for listing of ADR's on NASDAQ	8,085
Tax audit advice in Indonesia	10,876
Other Tax advice	3,888
	22,849

ADOPTION OF AUSTRALIAN EQUIVALENTS TO IFRS

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (IFRS), the Company's financial report has been prepared in accordance with those Standards. A reconciliation of adjustments arising on the transition to IFRS is included in Note 2 to this report.

DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Details of the nature and amount of each element of the remuneration of each director of the Company and each of the executive officers of the Company receiving the highest remuneration are:

		Base Remuneration (Salaries & Fees)	Allowances	Super-annuation	Total
Directors -					
G.R.W. Snow	2005	$60,000	-	$5,400	$65,400
	2004	$44,687	-	$4,022	$48,709
S.J. Arrow	2005	$30,000	-	$2,700	$32,700
	2004	$30,000	-	$2,700	$32,700
I.M. Murchison[1]	2005	$36,000	-	$3,240	$39,240
	2004	$14,063	-	$1,265	$15,328
S.P. Birkbeck[2]	2005	$21,250	-	$1,913	$23,163
	2004	-	-	-	-
J.J.U. Taylor[3,4]	2005	$225,443	$28,114	$4,075	$257,632
	2004	$214,227	$65,026	$21,687	$300,940
Executives -					
J.S. Jorgensen[3,4,5]	2005	$183,775	-	-	$183,775
	2004	$160,306	-	-	$160,306
S.C.B. Adams[5,6]	2005	$110,000	-	$9,900	$119,900
	2004	$105,000	-	$9,450	$114,450
J. Knauer[3,4,5]	2005	$129,837	-	-	$129,837
	2004	$106,382	-	-	$106,382

Notes:
1. Mr Murchison was appointed to the board on 28 July 2004.
2. Mr Birkbeck was appointed to the board on 15 April 2005.
3. Dr J Taylor, Mr J Jorgensen and Dr J Knauer are all Directors of the Company's Indonesian subsidiary, P.T. Cendana Indopearls.
4. Dr J Taylor, Mr J Jorgensen and Dr J Knauer are all executives of the economic entity with the titles of Managing Director, Production Manager and Technical Manager respectively.
5. It is the opinion of the Board that the only officer of the Company who meets the definition of executive officer as set out by the Corporations Act 2001 or the Australian Accounting Standards is the Company Secretary, the Production Manager and the Technical Manager.
6. Mr S Adams is the Company Secretary and Financial Controller of the economic entity.

Refer to section 9 of the Corporate Governance report for details of the remuneration policies of the Company.

DIRECTORS' INTERESTS

The relevant interest of each current Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G (1) of the Corporations Law 2001, at the date of this report is as follows:

	Ordinary Shares	
	Direct	**Indirect**
G.R.W. Snow	-	14,385,556
S.J. Arrow	-	1,952,934
I.M. Murchison	-	706,667
S.P. Birkbeck	-	790,000
J.J.U. Taylor	20,000	-

The economic entity had no options granted over unissued shares during or since the end of the financial year.

The auditor's independence declaration on page 17 forms part of the directors' report for the year ended 31 December 2005.

Signed in accordance with a
resolution of the Directors

G.R.W. Snow
Chairman
31st March 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

31 March 2006

The Directors
Atlas Pacific Ltd
PO Box 8015
SUBIACO WA 6904

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO TO THE DIRECTORS OF ATLAS PACIFIC LTD

To the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

Yours faithfully
BDO
Chartered Accountants

Sherif Andrawes
Partner

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	CONSOLIDATED		THE COMPANY	
		2005	2004	2005	2004
		$	$	$	$
Revenue	3	9,648,366	5,822,982	9,057,254	5,218,743
Other income	3	199,493	1,014,541	196,598	974,518
Total revenue		**9,847,859**	**6,837,523**	**9,253,852**	**6,193,261**
Cost of goods sold		(4,275,378)	(4,414,357)	(4,844,054)	(4,954,917)
Marketing expenses		(870,543)	(564,743)	(870,543)	(564,743)
Administration expenses		(1,730,268)	(1,632,767)	(1,147,620)	(1,047,055)
Other expenses	4	(615,544)	(722,984)	(420,608)	(2,592,386)
Total expenses		**(7,491,733)**	**(7,334,851)**	**(7,282,825)**	**(9,159,101)**
Profit/(Loss) before related income tax expense		**2,356,126**	**(497,328)**	**1,971,027**	**(2,965,840)**
Income tax (expense)/benefit	5	(295,539)	(96,946)	(604,807)	117,203
Profit/(Loss) after income tax attributable to members of the parent entity		**2,060,587**	**(594,274)**	**1,366,220**	**(2,848,637)**
Overall operations					
Basic earnings per share **(cents)**	6	2.35	(0.68)		
Diluted earnings per share **(cents)**	6	2.35	(0.68)		

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
BALANCE SHEET
AS AT 31 DECEMBER 2005

		CONSOLIDATED		THE COMPANY	
		2005	2004	2005	2004
	Note	$	$	$	$
Current assets					
Cash and cash equivalents	7	1,475,480	3,208,996	1,280,339	2,659,148
Trade and other receivables	8	4,301,651	1,934,360	4,154,175	1,186,113
Financial assets	9	5,631,149	-	4,066,985	-
Inventories	10	1,262,890	1,034,682	899,792	1,248,009
Biological assets	11	4,176,109	2,259,547	-	-
Total current assets		16,847,279	8,437,585	10,401,291	5,093,270
Non-current assets					
Receivables	8	-	-	14,649,066	14,979,745
Inventories	10	114,630	193,521	-	-
Biological assets	11	5,175,725	6,688,662	-	-
Property, plant and equipment	13	2,123,684	1,825,434	24,438	30,525
Deferred Tax Assets	16	249,050	239,919	223,525	151,021
Total non-current assets		7,663,089	8,947,536	14,897,029	15,161,291
Total assets		24,510,368	17,385,121	25,298,320	20,254,561
Current liabilities					
Trade and other payables	14	682,975	1,020,369	294,477	350,953
Borrowings	15	79,428	-	79,428	-
Financial instruments	9	5,675,533	-	4,075,533	-
Current tax liabilities	16	203,120	230,480	203,120	-
Short term provisions	17	66,611	104,212	24,369	71,648
Total current liabilities		6,707,667	1,355,061	4,676,927	422,601
Non-current liabilities					
Deferred tax liabilities	16	4,132	112	4,132	112
Long term provisions	17	164,928	-	7,385	-
Total non-current liabilities		169,060	112	11,517	112
Total liabilities		6,876,727	1,355,173	4,688,444	422,713
Net assets		17,633,641	16,029,948	20,609,876	19,831,848
Equity					
Issued capital	18	18,849,092	18,849,092	18,849,092	18,849,092
Reserves	19	(4,559,049)	(4,677,577)	-	-
Retained profits		3,343,598	1,858,433	1,760,784	982,756
Total equity		17,633,641	16,029,948	20,609,876	19,831,848

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2005

		CONSOLIDATED		THE COMPANY	
		2005	2004	2005	2004
	Note	$	$	$	$
Total equity at the beginning of the year		16,029,948	18,276,755	19,831,848	22,680,485
Adjustment on Adoption of AASB 132 and AASB 139, net of tax:					
Retained Profits	34	289,911	-	289,911	-
Reserves		-	-	-	-
Exchange differences on translation of foreign operations	19	118,528	(1,652,533)	-	-
Net income recognised directly in equity		408,439	(1,652,533)	289,911	-
Prior year expenses brought to account in current period		12,770	-	-	-
Profit/(Loss) for the year	20	2,060,587	(594,274)	1,366,220	(2,848,637)
Dividend Payment	21	(878,103)	-	(878,103)	-
Total equity at the end of the year		17,633,641	16,029,948	20,609,876	19,831,848

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities				
Proceeds from pearl and oyster sales	7,206,358	5,839,566	6,528,608	5,209,858
Proceeds from other operating activities	78,799	769,835	72,237	701,640
Interest paid	(4,032)	(29)	(4,032)	(29)
Interest and bill discounts received	88,731	176,843	79,232	163,139
Payments to suppliers	(7,191,567)	(6,279,530)	(2,341,950)	(1,678,098)
Income tax paid/(received)	(368,980)	(410,894)	(119,350)	(230,847)
Net cash provided by/(used in) operating activities (Note 25.2)	(190,691)	95,791	4,214,745	4,165,663
Cash flows from investing activities				
Advances to controlled entities	-	-	(4,790,585)	(5,605,806)
Payments for property, plant and equipment	(832,582)	(778,641)	(4,294)	(23,083)
Proceeds on disposal of fixed assets	78,994	1,891	-	-
Payment for Other Financial Instrument	-	(47,450)	-	(47,450)
Net cash provided by/(used in) investing activities	(753,588)	(824,200)	(4,794,879)	(5,676,339)
Cash flows from financing activities				
Proceeds from Borrowings	99,285	-	99,285	-
Repayment of Borrowings	(19,857)	-	(19,857)	-
Dividend Payment	(878,103)	-	(878,103)	-
Net cash provided by/(used in) financing activities	(798,675)	-	(798,675)	-
Net increase/(decrease) in cash held	(1,742,954)	(728,409)	(1,378,809)	(1,510,676)
Cash at the beginning of the financial year	3,208,996	4,301,918	2,659,148	4,169,824
Effects of exchange rate changes on the balances of cash held in foreign currencies	9,438	(364,513)	-	-
Cash and term deposits at the end of the financial year (Note 25.1)	1,475,480	3,208,996	1,280,339	2,659,148

The accompanying notes form part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations and other mandatory professional reporting requirements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Atlas Pacific Ltd and its controlled entities, and Atlas Pacific Ltd as an individual parent entity. Atlas Pacific Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Atlas Pacific Ltd and its controlled entities and Atlas Pacific Ltd as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

1.2 *First-time adoption of Australian Equivalent to International Financial Reporting Standards (AIFRS)*

This financial report is the first annual report that the Company has prepared in accordance with AIFRS. AASB 1 *First-time adoption of Australian Equivalent to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of the Company until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Company's financial reports for the year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 January 2005. Refer to note 33 for further details.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 2.

Reporting basis and conventions -

The financial report has been prepared on an accruals basis and are based on historical costs, modified by the revaluation of selected non-current assets and financial assets and liabilities for which the fair value basis of accounting has been applied.

1.3 Principles of consolidation

A controlled entity is any entity that Atlas Pacific Ltd has the power to control the financial and operating policies so as to obtain benefits from its activities.

A list of controlled entities is contained in note 30 to the financial statements. All controlled entities have a December financial year end.

The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

1.4 Income tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted at the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefit brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.5 Inventories

(a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

(b) Nuclei - quantities on hand at the year end are valued at cost.

(c) Oysters – refer note 1.6

1.6 Biological Assets

The economic entity has applied AASB141 *Agriculture*. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognised as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognised when it can be measured reliably.

Oysters are a living organism which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the Biological assets that are held by the economic entity as at 31 December 2005 are provided at Note 11.

1.7 Property, Plant & Equipment

Each class of property, plant & equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are shown at their fair value (being the amount for which an asset could be exchanged between knowledgeable willing parties in an arms length transaction), based on periodic valuations by external independent valuers, less subsequent depreciation for buildings.

Leasehold property is shown at cost and amortised over the shorter of the term of the unexpired lease on the property or the estimated useful life of the improvements on the property.

Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying value of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these assets which is assessed on the basis of the expected net cash flows that will be received from the assets employed and subsequent disposal.

The cost of fixed assets constructed within the economic entity includes the cost of materials and direct labour. Repairs and maintenance carried out on the assets are expensed unless there is a future economic benefit that will flow to the group which can be reliably measured, in which case the value of the asset is increased.

Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate	
	2005	2004
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

1.8 Financial Instruments

From 1 January 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(a) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management within the requirements of AASB139 *Recognition and Measurement of Financial Instruments*. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Economic Entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Economic Entity's management has the positive intention and ability to hold to maturity.

(d) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

(e) Recognition

Purchases and sales of investments are recognised on trade-date, the date on which the Economic Entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Economic Entity has transferred substantially all the risks and rewards of ownership.

(f) Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

(g) Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

(h) Impairment

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

(i) Fair value

Valuation techniques are applied to determine the fair value of all unlisted securities, including arms length transactions, reference to similar instruments and option pricing models.

(j) Investment in subsidiaries

Investments in subsidiaries are recognised in the financial statements at the cost method less impairment losses as they are unquoted investments.

1.9 Derivatives

From 1 January 2004 to 31 December 2004

The Economic Entity has taken the exemption available under AASB1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 January 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The hedging contracts that are taken out by the Economic Entity do not qualify as an effective hedge under the accounting standards. Changes in the fair value are recognised immediately in the income statement.

1.10 Foreign Currency Transactions and Balances

Functional and presentation currency

Items included in the financial statements of each of the subsidiaries within the Economic Entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Australian dollars, which is Atlas Pacific Ltd's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of transaction. Foreign currency monetary items are translated at the year end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group Companies

The results and financial position of all group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates;
- and all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportional share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

1.11 Employee Benefits

Provision is made for the Economic Entity's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

The cost of providing defined benefits are determined using the projected unit credit method. Actuarial valuations are undertaken periodically to measure the liability to the economic entity of the defined benefits that are required to be met by law.

1.12 Provisions

Provisions for legal claims are recognised when the Economic Entity has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

1.13 Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts.

1.14 Revenue recognition

(a) Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.
(b) Interest Income is recognised as it accrues.
(c) Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.15 Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

1.16 Earnings Per Share

(a) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(b) Diluted earnings per share
Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1.17 Segment Reporting

Segment revenues and expenses are those directly attributable to the segment and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Whilst most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income tax.

Inter-segment Transfers – Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.18 Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

1.19 Critical accounting estimates and judgments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and the best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key estimates – Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

2. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REEPORTING STANDARDS (IFRS)

Economic Entity –
Reconciliation of equity reported under Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

At date of transition to AIFRS: 1 January 2004

		Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Current Assets				
Cash and cash equivalents		4,301,918	-	4,301,918
Trade and other receivables		1,253,030	-	1,253,030
Inventories	(2a)	3,333,948	(383,445)	2,950,503
Biological assets	(2a)	2,165,998	(457,410)	1,708,588
Total Current Assets		**11,054,894**	**(840,855)**	**10,214,039**
Non-current assets				
Inventories	(2a)	121,836	(18,830)	103,006
Biological assets	(2a)	8,406,627	(1,568,575)	6,838,052
Property, plant and equipment	(2a)	2,458,214	(597,654)	1,860,560
Deferred tax asset		150,563	-	150,563
Total non-current assets		**11,137,240**	**(2,185,059)**	**8,952,181**
Total Assets		**22,192,134**	**(3,025,914)**	**19,166,220**
Current liabilities				
Trade and other payables		766,980	(867)	766,113
Current tax liabilities		-	-	-
Short term provisions		122,946	-	122,946
Total current liabilities		**889,926**	**-**	**889,059**
Non-current liabilities				
Deferred tax liabilities		406	-	406
Total non-current liabilities		**406**	**-**	**406**
Total liabilities		**890,332**	**-**	**889,465**
Net Assets		**21,301,802**	**(3,025,914)**	**18,276,755**
Equity				
Issued capital		18,849,092	-	18,849,092
Foreign currency translation reserve	(2b)	-	(3,025,047)	(3,025,047)
Retained profits		2,452,710	-	2,452,710
Total equity		**21,301,802**	**(3,025,047)**	**18,276,755**

2. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Cont.)

Economic Entity –

At the end of last reporting period under previous AGAAP: 31 December 2004

		Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Current Assets				
Cash and cash equivalents		3,208,996	-	3,208,996
Trade and other receivables		1,934,360	-	1,934,360
Inventories	(2a)	1,201,667	(166,985)	1,034,682
Biological assets	(2a)	2,583,417	(323,870)	2,259,547
Total Current Assets		**8,928,440**	**(490,855)**	**8,437,585**
Non-current assets				
Inventories	(2a)	240,248	(46,727)	193,521
Biological assets	(2a)	9,090,274	(2,401,612)	6,688,662
Property, plant and equipment	(2a)	2,688,138	(862,704)	1,825,434
Deferred tax assets		239,919	-	239,919
Total non-current assets		**12,258,579**	**(3,311,043)**	**8,947,536**
Total Assets		**21,187,019**	**(3,801,898)**	**17,385,121**
Current liabilities				
Trade and other payables		1,020,369	-	1,020,369
Current tax liabilities		230,480	-	230,480
Short term provisions		104,212	-	104,212
Total current liabilities		**1,355,061**	**-**	**1,355,061**
Non-current liabilities				
Deferred tax liabilities		112	-	112
Total non-current liabilities		**112**	**-**	**112**
Total liabilities		**1,355,173**	**-**	**1,355,173**
Net Assets		**19,831,846**	**(3,801,898)**	**16,029,948**
Equity				
Issued capital		18,849,092	-	18,849,092
Foreign currency translation reserve	(2b)	-	(4,677,577)	(4,677,577)
Retained profits	(2c)	982,754	875,679	1,858,433
Total equity		**19,831,846**	**(3,801,898)**	**16,029,948**

2. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Cont.)

Economic Entity –
Reconciliation of profit/(loss) under previous AGAAP to profit/(loss) under Australian equivalents to IFRS (AIFRS)

Reconciliation for the profit/(loss) for the year ended 31 December 2004

		Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Revenue		5,822,982	-	5,822,982
Other income		1,014,541	-	1,014,541
Total revenue		**6,837,523**	-	**6,837,523**
Cost of goods sold	(2d)	5,089,271	(674,914)	4,414,357
Marketing expenses		564,743	-	564,743
Administration expenses		1,604,336	-	1,604,336
Borrowing costs		29	-	29
Depreciation		28,356	-	28,356
Write down of Oyster Inventory values	(2d)	541,032	(15,269)	525,763
Other expenses	(2e)	382,766	(185,499)	197,267
Total expenses		**8,210,533**	**(875,682)**	**7,334,851**
Profit/(loss) before income tax expense	(2c)	(1,373,010)	875,682	(497,328)
Income tax expense		(96,946)	-	(96,946)
Profit/(loss) after income tax attributable to members of the parent entity	**(2c)**	**(1,469,956)**	**875,682**	**(594,274)**

2. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Cont.)

The Company –
Reconciliation of equity reported under Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

At date of transition to AIFRS: 1 January 2004

	Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Current Assets			
Cash and cash equivalents	4,169,824	-	4,169,824
Trade and other receivables	757,832	-	757,832
Inventories	3,027,284	-	3,027,284
Total Current Assets	**7,954,940**	-	**7,954,940**
Non-current assets			
Trade and other receivables	14,936,844	-	14,936,844
Property, plant and equipment	14,672	-	14,672
Deferred tax assets	34,107	-	34,107
Total non-current assets	**14,985,623**	-	**14,985,623**
Total Assets	**22,940,563**	-	**22,940,563**
Current liabilities			
Trade and other payables	181,329	-	181,329
Current tax liabilities	-	-	-
Short term provisions	72,963	-	72,963
Total current liabilities	**254,292**	-	**254,292**
Non-current liabilities			
Deferred tax liabilities	5,786	-	5,786
Total non-current liabilities	**5,786**	-	**5,786**
Total liabilities	**260,078**	-	**260,078**
Net Assets	**22,680,485**	-	**22,680,485**
Equity			
Issued capital	18,849,092	-	18,849,092
Foreign currency translation reserve	-	-	-
Retained profits	3,831,393	-	3,831,393
Total equity	**22,680,485**	-	**22,680,485**

2. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Cont.)

The Company –

At the end of last reporting period under previous AGAAP: 31 December 2004

	Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Current Assets			
Cash and cash equivalents	2,659,148	-	2,659,148
Trade and other receivables	1,186,113	-	1,186,113
Inventories	1,248,009	-	1,248,009
Total Current Assets	**5,093,270**	-	**5,093,270**
Non-current assets			
Trade and other receivables	14,979,745	-	14,979,745
Property, plant and equipment	30,525	-	30,525
Deferred tax assets	151,021	-	151,021
Total non-current assets	**15,161,291**	-	**15,161,291**
Total Assets	**20,254,561**	-	**20,254,561**
Current liabilities			
Trade and other payables	350,953	-	350,953
Current tax liabilities	-	-	-
Short term provisions	71,648	-	71,648
Total current liabilities	**422,601**	-	**422,601**
Non-current liabilities			
Deferred tax liabilities	112	-	112
Total non-current liabilities	**112**	-	**112**
Total liabilities	**422,713**	-	**422,713**
Net Assets	**19,831,848**	-	**19,831,848**
Equity			
Issued capital	18,849,092	-	18,849,092
Foreign currency translation reserve	-	-	-
Retained profits	982,756	-	982,756
Total equity	**19,831,848**	-	**19,831,848**

2. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Cont.)

The Company –
Reconciliation of profit/(loss) under previous AGAAP to profit/(loss) under Australian equivalents to IFRS (AIFRS)

Reconciliation for the profit/(loss) for the year ended 31 December 2004

	Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Revenue	5,218,743	-	5,218,743
Other income	974,518	-	974,518
Total revenue	**6,193,261**	-	**6,193,261**
Cost of goods sold	(4,954,917)	-	(4,954,917)
Marketing expenses	(564,743)	-	(564,743)
Administration expenses	(1,047,055)	-	(1,047,055)
Borrowing costs	(29)	-	(29)
Other expenses	(2,592,357)	-	(2,592,357)
Total expenses	**(9,159,101)**	-	**(9,159,101)**
Profit/(loss) before income tax expense	(2,965,840)	-	(2,965,840)
Income tax expense	117,203	-	117,203
Profit/(loss) after income tax attributable to members of the parent entity	**(2,848,637)**	-	**(2,848,637)**

Notes to the reconciliation of equity and profit and loss at 1 January 2004 and 31 December 2004

a) The changes in the value of inventory, biological assets and property, plant and equipment reflects the change from AGAAP where the carrying values of non-monetary items of the Group's Indonesian subsidiary were based on historic rates using the "Temporal method" to AFIRS where these items are translated at the balance sheet rate under the "Current rate method". The functional currency of the Indonesian subsidiary, PT Cendana Indopearls, is Indonesian Rupiah which has devalued against the Australian Dollar over time. This has resulted in a decrease in the book value of these assets when reported in Australian Dollars using the Current rate method of accounting as required under AIFRS.

b) The adjustments that are recognised in 2a are recorded in a foreign currency translation reserve. Translation adjustments for non monetary assets are recorded as a movement in the foreign currency translation reserve.

c) The change in the retained earnings reflects the different treatment of inventory in the Group's Indonesian subsidiary under AGAAP and AFIRS which has an effect on cost of goods sold and write down in inventory (refer 2d). This also reflects the change in the treatment of foreign currency movements under AIFRS compared to AGAAP (refer 2e).

2. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Cont.)

d) The change in cost of goods sold and written down value of inventory when reported under AIFRS compared to AGAAP arises due to the lower asset value on translation of foreign assets, in particular the oyster inventory.

e) The difference in other expenses under AIFRS reflects the foreign currency translation that was expensed when treated under the temporal method of accounting but which is transferred to the translation reserve under AIFRS.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
3. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Sales revenue	9,648,366	5,822,982	9,057,254	5,218,743
Revenue from outside operating activities				
Interest received – other parties	101,618	156,262	92,119	142,558
Net foreign exchange gain from operating activities	6,839	790,084	32,242	831,960
Other revenues	42,963	19,391	72,237	-
Property rental	48,073	48,804	-	-
Other income	199,493	1,014,541	196,598	974,518
Total revenue	9,847,859	6,837,523	9,253,852	6,193,261

4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

The operating result before income tax has been determined after charging/(crediting) the following items:

	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	THE COMPANY 2005 $	THE COMPANY 2004 $
Finance Costs				
Interest paid – other corporations	1,399	29	1,399	29
Administration expenses from ordinary activities				
Operating lease rental costs	39,915	46,508	18,442	27,461
Movements in provisions				
Depreciation property, plant and equipment	35,072	28,356	10,382	7,228
Other expenses from ordinary activities				
Movements in provisions				
Increase in tax related expenses	-	177,442	-	-
Provision for employee entitlements	34,214	19,727	(23,959)	16,061
Write-down in oyster inventory value	-	541,032	-	-
Loss/(profit) on disposal of fixed assets	6,116	(20)	-	-
Research and Development costs	87,500	-	87,500	-
	(127,830)	738,181	63,541	16,061
Significant revenues and expenses				
Provision for impairment in loan to subsidiary	-	-	-	2,576,296

	CONSOLIDATED		THE COMPANY	
	2005 $	2004 $	2005 $	2004 $
5. INCOME TAX				
a) The components of tax expense comprise:				
Current income tax	300,217	-	673,291	-
Deferred Tax – relating to origination and reversal of temporary differences	(4,678)	96,946	(68,484)	(117,202)
	295,539	96,946	604,807	(117,202)
b) The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Accounting profit/(loss) before tax	2,356,126	(497,328)	1,971,027	(2,965,840)
Prima facie tax expense calculated at 30% on the profit from ordinary activities	706,838	(149,198)	591,308	(889,752)
Tax effect of permanent differences:				
Non deductible expenses	496	963	496	963
Tax looses not brought to account (Indonesia)	(220,477)	-	-	-
Over-provision of tax in prior period	(373,047)	-	-	-
Other Assessable Income	-	778	-	778
Permanent Differences (Indonesia)	176,100	43,144	-	-
Non-Deductible Expenses (Indonesian Tax Audit)	-	53,233	-	-
Restatement of closing trading stock	-	91,697	-	-
Amortisation of goodwill		-		-
Provision for Investment in Subsidiary	-	-	-	772,888
Foreign currency movements	-	(232,963)	-	-
Inventory valuation adjustment	-	68,308	-	-
Current year losses not brought to account	162	251,672	-	-
Income tax under/(over) provided in prior years	5,467	(30,688)	13,003	(2,080)
Income tax attributable to operating result	295,539	96,946	604,807	(117,203)
Weighted average effective tax rates	12.54%	N/A	30.68%	3.95%

The effective tax rate in 2005 for the economic entity is reduced by the utilisation of losses not brought to account in Indonesia as well as the reversal of over accrual for tax in prior periods.

An income tax expense was created in the economic entity in 2004 as a result of tax assessments for prior periods in Indonesia.

The effective tax rate for the Company in 2004 was reduced as a result of a significant permanent difference created from a provision for investment in subsidiaries.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
5. INCOME TAX (Cont.)	$	$	$	$
c) Deferred income tax at 31 December relates to the following:				
Deferred tax liabilities				
Accrued interest	3,866	-	3,866	-
Prepayments	154	292	154	292
Deferred tax assets				
Difference in accounting and tax depreciation	6,604	53,306	1,546	791
Trade debtors	2,186	5,448	2,186	5,448
Accruals	1,931	9,297	1,931	10,038
Provisions	(38,198)	5,621	6,640	4,982
Unrealised foreign exchange losses	(89,538)	2,146	(193,124)	2,146
Revenue losses carried forward	114,555	(114,556)	114,554	(114,556)
Other	(6,238)	135,392	(6,237)	(26,343)
Deferred tax income/(expense)	(4,678)	96,946	(68,484)	(117,202)

For details of the franking account, refer to Note 20.

	CONSOLIDATED	
	2005	2004
6. EARNINGS PER SHARE	CENTS	CENTS
Basic earnings per share (cents per share)	2.35	(0.68)
Diluted earnings per share (cents per share)	2.35	(0.68)

	CONSOLIDATED	
	2005	2004
Earnings reconciliation	$	$
Net profit/(loss) used for basic earnings	2,060,587	(594,274)
After tax effect of dilutive securities	-	-
Diluted earnings	2,060,587	(594,274)

Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	87,810,254	87,810,254
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,810,254

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
7. CASH ASSETS				
Cash at bank	660,373	1,908,996	465,232	1,359,148
Deposits at Call	815,107	1,300,000	815,107	1,300,000
	1,475,480	3,208,996	1,280,339	2,659,148

The effective interest rate on short term bank deposits was 4.53% (2004 3.05%), these deposits have an average maturity of 17 days.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
8. RECEIVABLES				
CURRENT				
Trade receivables	3,717,225	764,916	3,694,183	705,059
Income tax receivable	53,301	827,755	-	350,823
Sundry debtors & prepayments	531,125	341,689	459,992	130,231
	4,301,651	1,934,360	4,154,175	1,186,113
NON CURRENT				
Amount receivable from controlled entities	-	-	18,830,209	19,160,886
Provision for impairment of receivables	-	-	(4,181,143)	(4,181,141)
	-	-	14,649,066	14,979,745
9. FINANCIAL INSTRUMENTS – CURRENT				
Derivative financial assets	5,631,149	-	4,066,985	-
Derivative financial liabilities	(5,675,533)	-	(4,075,533)	-

Derivative financial assets and liabilities comprise forward foreign exchange contracts and determine option contracts which are in place as cash flow hedges. Gains and losses arising from changes in fair value of foreign exchange contracts are recognised in the income statement in the period in which they arise. These financial instruments are classed as held trading.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
10. INVENTORIES				
CURRENT				
Pearls	1,156,004	1,027,433	899,792	1,248,009
Other	106,886	7,249	-	-
	1,262,890	1,034,682	899,792	1,248,009
NON CURRENT				
Nuclei	114,630	116,304	-	-
Other	-	77,217	-	-
	114,630	193,521	-	-
TOTAL INVENTORY	1,377,520	1,228,203	899,792	1,248,009

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
11. BIOLOGICAL ASSETS				
CURRENT				
Oysters	4,176,109	2,259,547	-	-
NON CURRENT				
Oysters	5,175,725	6,688,662	-	-
Total Biological Assets	9,351,834	8,948,209	-	-

The details of the Biological Assets that are held by the economic entity as at year end are as follows:

Nature:- Oysters (*Pinctada Maxima*)

	2005 No.	2004 No.
Quantity held within the economic entities operations:-		
Juvenile oysters which are not nucleated	520,660	749,889
Nucleated oysters	605,760	385,578
Other oysters used for broodstock, saibo tissue and research	2,050	3,006
	1,128,470	1,138,473
Quantity owned by the economic entity within joint operations:		
Nucleated oysters	11,173	97,628
Change increment in net market value during the financial year	$ -	$ -

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
12. INVESTMENTS				
Controlled entities				
- unlisted shares (see Note 30)	-	-	2,750,004	2,750,004
Provision for diminution in value	-	-	(2,750,004)	(2,750,004)
	-	-	-	-

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
13. PROPERTY, PLANT AND EQUIPMENT				
(a) General				
Plant and equipment				
- at cost	71,546	100,475	71,546	100,475
- accumulated depreciation	(47,108)	(69,950)	(47,108)	(69,950)
	24,438	30,525	24,438	30,525
(b) Pearling project				
Leasehold land and buildings				
- at cost	1,200,261	943,653	-	-
- accumulated depreciation	(430,265)	(345,063)	-	-
	769,996	598,590	-	-
Plant and equipment, vessels, vehicles				
- at cost	4,900,172	4,356,773	-	-
- accumulated depreciation	(3,570,922)	(3,160,454)	-	-
	1,329,250	1,196,319	-	-
Total pearling project	2,099,246	1,794,909	-	-
Total property, plant and equipment	2,123,684	1,825,434	24,438	30,525

Included in Pearling Project leasehold land and buildings is $306,868 (2004 - $155,080), being construction in progress at cost.

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	THE COMPANY 2005 $	THE COMPANY 2004 $
(a) General				
Carrying amount at beginning of the year	30,525	14,671	30,525	14,672
Additions	4,294	23,082	4,294	23,082
Disposals	(398)	-	(398)	-
Depreciation	(9,983)	(7,228)	(9,983)	(7,228)
Carrying amount at end of the year	24,438	30,525	24,438	30,525
(b) Pearling project				
Leasehold land and buildings				
Carrying amount at beginning of the year	598,590	721,180	-	-
Additions	240,013	45,914	-	-
Depreciation	(76,104)	(12)	-	-
Foreign exchange movement	7,497	(168,492)	-	-
Carrying amount at end of the year	769,996	598,590	-	-
(c) Plant and equipment, vessels, vehicles				
Carrying amount at beginning of the year	1,199,143	1,124,556	-	-
Additions	616,083	705, 287	-	-
Disposals	(107,387)	-	-	-
Depreciation	(388,570)	(461,078)	-	-
Foreign exchange movement	9,981	(172,446)	-	-
Carrying amount at end of the year	1,329,250	1,196,319	-	-

Depreciation of property, plant and equipment shown at Note 4 represents the proportion of the depreciation expense which is represented as an administration cost. The balance of the depreciation provision shown above is capitalised to oyster inventories.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
14. PAYABLES				
CURRENT				
Trade payables	68,491	332,361	48,773	306,517
Other payables	614,484	688,008	245,704	44,436
	682,975	1,020,369	294,477	350,953
15. BORROWINGS				
CURRENT				
Unsecured Loan	79,428	-	79,428	-
16. TAX				
(a) **Liabilities**				
CURRENT				
Income tax payable	203,120	230,480	203,120	-
NON-CURRENT				
Deferred tax liabilities comprise -				
Accrued interest income	3,978	112	3,866	112
Prepayments denominated in foreign currency	154	-	266	-
	4,132	112	4,132	112
(b) **Assets**				
Deferred tax assets comprise -				
Tax allowances relating to property, plant & equipment	17,609	24,212	1,583	3,129
Trade debtors denominated in foreign currency	-	2,186	-	2,186
Accruals	12,398	14,328	12,398	14,328
Provisions	69,461	31,264	9,527	16,166
Unrealised foreign exchange losses	89,538	-	193,124	-
Revenue losses carried forward	-	114,556	-	114,556
Other	60,044	53,373	6,895	656
	249,050	239,919	223,525	151,021
(c) Reconciliations				
The overall movement in deferred tax account is as follows:				
Opening balance	239,807	142,861	150,909	33,707
(Charge)/credit to income statement	4,678	(96,946)	68,484	117,202
Other movements	433	-	-	-
Closing balance	244,918	239,807	219,393	150,909

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
17. PROVISIONS				
CURRENT				
Employee entitlements	66,611	104,212	24,369	71,648
NON CURRENT				
Employee entitlements	164,928	-	7,385	-
TOTAL	231,539	104,212	31,754	71,648
Number of full time employees	470	438	5	5

Employee entitlement provisions have been recognised in relation to annual and long service leave as well as retirement benefits for national employees of the Indonesian subsidiary (from 2005) as prescribed by laws of that country. Such retirement benefits were not included in previous years.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
Reconciliation of provisions:				
Balance at beginning of year	104,212	122,946	71,648	72,963
Provision used	(421,025)	(448,230)	(220,292)	(255,468)
Provisions added	548,352	429,496	180,398	254,153
Closing balance	231,539	104,212	31,754	71,648

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
18. ISSUED CAPITAL				
Issued and paid-up capital 87,810,254 ordinary shares (2004: 87,810,254 ordinary shares)	18,849,092	18,849,092	18,849,092	18,849,092
Reconciliation of Issued Capital -				
Balance at beginning of year	18,849,092	18,849,092	18,849,092	18,849,092
Shares issued	-	-	-	-
Balance at end of year	18,849,092	18,849,092	18,849,092	18,849,092

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation.

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
19. RESERVES				
Foreign Currency Translation Reserve	4,559,049	4,677,577	-	-
Reconciliation of Foreign Currency Translation Reserve -				
Balance at beginning of year	4,677,577	3,025,044	-	-
Movement in translation reserve	(118,528)	1,652,533	-	-
Balance at end of year	4,559,049	4,677,577	-	-

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting currency.

20. RETAINED PROFITS

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
Reconciliation of retained earnings :				
Balance at beginning of year	1,858,433	2,452,710	982,756	3,831,393
Adjustment on adoption of AASB 132 and AASB 139, net of tax	289,911	-	289,911	-
Net profit attributable to members of the parent entity	2,060,587	(594,274)	1,366,220	(2,848,637)
Prior year adjustment	12,770	-	-	-
Dividends paid	(878,103)	-	(878,103)	-
Balance at end of year	3,343,598	1,858,433	1,760,784	982,756

21. DIVIDENDS

	CENTS PER SHARE	TOTAL AMOUNT $	% FRANKED
Dividends paid and not provided for in previous years by the Company are:			
2005			
29 December 2005	1 cent	878,103	100%
2004			
Nil	-	-	-

	CONSOLIDATED	
	2005	2004
	$	$
Dividend Franking Account		
Franking credits available to shareholders of the Company for subsequent financial years	2,315,731	2,572,711

22. OPTIONS

There were no options that were issued or exercised during the financial years relating to this report. There are no options on issue by the Company as at the date of this report or any time during the period covered under this report.

23. COMMITMENTS

The Company has commitments in relation to the rental of its current office premises. The commitments for lease payments contracted for but not provided for are as follows:

	CONSOLIDATED	
	2005	2004
	$	$
Less than one year	18,964	18,270
Longer than one year, but less than 5 years	9,911	28,366
	28,875	46,636

24. CONTINGENT LIABILITIES

There are no contingent liabilities that the Directors are aware of at the date of this report.

25. NOTES TO THE STATEMENT OF CASH FLOWS

25.1. RECONCILIATION OF CASH

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
Cash at bank (Note 7)	660,373	1,908,996	465,232	1,359,148
Deposits on call (Note 7)	815,107	1,300,000	815,107	1,300,000
Cash and cash equivalents	1,475,480	3,208,996	1,280,339	2,659,148

24 NOTES TO THE STATEMENT OF CASH FLOW (Cont)

25.2. Reconciliation of net cash from operating activities to Operating profit after income tax

Operating profit/(loss) after income tax	2,060,587	(594,274)	1,366,220	(2,848,637)
Inventories	(552,937)	319,011	363,982	1,779,275
Increase/(decrease) in interest accrual	(12,887)	17,988	(12,887)	17,988
Non cash changes in debtors, prepayments and creditors	(3,175,623)	(398,751)	(3,351,661)	(6,326)
Purchase of unprocessed pearls	-	-	4,714,268	2,986,612
Provision for depreciation	473,584	546,849	10,381	7,228
Provision for employee entitlements	127,328	(13,458)	(39,894)	(1,315)
Provision against Loans	-	-	-	2,576,295
(Profit)/loss on disposal of fixed assets	37,218	(20)	-	-
Increase/(decrease) in value of financial assets	44,384	-	8,548	-
Change in retained earnings – AASB139	289,910	-	289,910	-
Movement in foreign exchange	87,078	-	391,232	-
Increase/(decrease) in taxes payable	417,904	218,446	474,646	(345,457)
Foreign Exchange Differences	12,763	-	-	-
Net cash provided by/(used in) operating activities	(190,691)	95,791	4,214,745	4,165,663

As at the date of this report the Company has not entered into any non-cash financing or investing activities.

25.3. Credit facilities

As at 31 December 2005, the Company had in place a trade discounting facility with the ANZ Bank with a limit of $2,000,000. To date, this facility has not been utilised. This facility is secured by a registered first debenture charge over the assets of the Company.

26. KEY MANAGEMENT PERSONNEL DISCLOSURE

a. Key Management Personnel

The following persons were key management personnel during the financial year::

Parent Entity Directors:

Mr G.R.W Snow	Chairman - Non-Executive
Mr J.J.U. Taylor.	Managing Director -Executive.
Mr S.J. Arrow	Director – Non-Executive
Mr S.P. Birkbeck	Director - Non-Executive (Appointed 15 April 2005)
Mr I.M. Murchison	Director - Non-Executive

Specified Executives

Mr S.C.B. Adams	Company Secretary and Financial Controller
Mr J.S. Jorgensen	Production Manager & Director, PT Cendana Indopearls
Mr J Knauer	Technical Manager & Director, PT Cendana Indopearls

25. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

b. Compensation - Directors

2005

	Short term benefits		Post employment	Share based payments	Total
	Salary, Fees & Commissions	Non-monetary benefits	Super-annuation		
Mr S.J. Arrow	30,000	-	2,700	-	32,700
Mr S.P. Birkbeck[1]	21,250	-	1,913	-	23,163
Mr I.M. Murchison	36,000	-	3,240	-	39,240
Mr G.R.W Snow	60,000	-	5,400	-	65,400
Mr J.J.U. Taylor	225,443	28,114	4,075	-	257,632
	372,693	28,114	17,328	-	418,135

1. Mr. Birkbeck was appointed as a director on 15 April 2005.

2004

	Short term benefits		Post employment	Share based payments	Total
	Salary, Fees & Commissions	Non-monetary benefits	Super-annuation		
Mr S.J. Arrow	30,000	-	2,700	-	32,700
Mr W.F. James[2]	35,000	-	3,150	-	38,150
Mr I.M. Murchison [3]	14,063	-	1,265	-	15,328
Mr G.R.W Snow	44,687	-	4,022	-	48,709
Mr J.J.U. Taylor	214,227	65,026	21,687	-	300,940
	337,977	65,026	32,824	-	435,827

2. Mr James retired as a director on 28 July 2004
3. Mr. Murchison was appointed as a director on 28 July 2004

There were no other long term employee benefits or termination benefits paid to any key management personnel during the reporting periods.

25. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

c. Compensation - executives

2005

	Short term benefits		Post employment	Share based payments	Total
	Salary, Fees & Commissions	Non-monetary benefits	Super-annuation		
Mr S.C.B. Adams	110,000	-	9,900	-	119,900
Mr J.S. Jorgensen	183,775	-	-	-	183,775
Mr J. Knauer	129,837	-	-	-	129,837
	423,612	-	9,900	-	433,512

2004

	Short term benefits		Post employment	Share based payments	Total
	Salary, Fees & Commissions	Non-monetary benefits	Super-annuation		
Mr S.C.B. Adams	105,000	-	9,450	-	114,450
Mr J.S. Jorgensen	160,305	-	-	-	160,305
Mr J. Knauer	106,382	-	-	-	106,382
	371,687	-	9,450	-	381,137

There were no other long term employee benefits or termination benefits paid to any key management personnel during the reporting periods.

d. Options and rights granted as compensation

No options were issued to key management personnel as remuneration in 2005 or 2004.

e. Equity instruments issued on exercise of remuneration options

There were no remuneration options on issue to key management personnel during 2005 or 2004.

f. Options and Rights Holdings

There were no remuneration options on issue during 2004 and 2005.

25. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

g. Shareholdings

Number of Shares held by Key management personnel:

Details of equity instruments (other than options and rights) held directly, indirectly or beneficially by key management personnel and their related parties are as follows:

	Balance 1/1/05	Granted as compensation	Options Exercised	Other Changes *	Balance 31/12/05
Parent Entity Directors					
Mr S.J. Arrow	1,952,934	-	-	-	1,952,934
Mr S.P. Birkbeck	-	-	-	790,000	790,000
Mr I.M. Murchison	650,000	-	-	56,667	706,667
Mr G.R.W Snow	14,025,744	-	-	289,395	14,315,139
Mr J.J.U. Taylor	65,000	-	-	(45,000)	20,000
Specified Executives					
Mr S.C.B. Adams	-	-	-	-	-
Mr J.S. Jorgensen	34,034	-	-	-	34,034
Mr. J. Knauer	-	-	-	-	-
	16,727,712	-	-	1,091,062	17,818,774

* Other changes other refers to shares purchased or sold during the financial year

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

The remuneration structure for executive officers, including executive directors, is based on a number of factors, including length of service, particular experience of the individual concerned and overall performance of the company. The contracts for service between the company and specified directors and executives, with the exception of the Managing Director Mr J Taylor whose contract expires in December 2007, are on a continuing basis the terms of which are not expected to change in the immediate future. Upon retirement specified directors and executives are paid employee benefit entitlements accrued to date of retirement.

27. RELATED PARTY TRANSACTIONS

Details of key management personnel remuneration are set out in note 26.

DIRECTORS TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

The Company has a consultancy agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S.J. Arrow is a director, under which staff of the economic entity have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, $150,820 (2004 - $189,030) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2009.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms

TRANSACTIONS WITH RELATED PARTIES

The Company purchases pearls to the value of $4,342,019 from its wholly owned controlled entity PT Cendana Indopearls. These transactions are in the normal course of business. There were loans and receivables in place between the Company and its subsidiaries (refer Note 8)

	CONSOLIDATED		THE COMPANY	
	2005	2004	2005	2004
	$	$	$	$
28. REMUNERATION OF AUDITORS				
Remuneration of the auditor of the parent entity for:				
Auditing or reviewing financial statements				
Auditors of the Company	62,042	42,594	34,342	17,732
Other Services				
Auditors of the Company	22,849	8,921	11,973	8,921

Services other than auditing that was carried out by the auditor during the year comprised:

	2005	2004
	$	$
Review of statutory documentation for lodgement with SEC in relation to ADR's listed on NASDAQ	8,085	7,326
Assistance with tax audit in Indonesia	10,876	1,595
Other tax advice	3,888	-
	22,849	8,921

1

29. SEGMENT REPORTING

(a) Business Segment (Primary Reporting)

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical Segment (Secondary Reporting)

	Indonesia $	Australia $	Eliminations $	Total $
2005				
Revenue				
External segment revenue	600,714	9,129,490	-	9,730,204
Inter-segment revenue	4,715,110	-	(4,715,110)	-
Total segment revenue	5,315,824	9,129,490	(4,715,110)	9,730,204
Other unallocated revenue	267,600	(149,190)	(756)	117,655
Total revenue				9,847,859
Result				
Segment result	907,442	3,327,395	(364,171)	3,870,666
Unallocated corporate expenses	(457,742)	(1,135,981)	-	(1,593,723)
Unallocated corporate revenue	229,129	(149,190)	(756)	79,184
Profit from ordinary activities before income tax				2,356,126
Income tax expense				(295,539)
Net profit				2,060,587
Depreciation and amortisation	24,689	10,382	-	35,072
Other non-cash expenses	58,173	(23,959)	-	34,214
Assets				
Segment assets	12,664,025	4,593,975	(201,887)	17,056,113
Unallocated corporate assets	1,784,829	5,669,422	-	7,454,251
Consolidated total assets	14,448,854	10,263,397	(201,887)	24,510,364
Liabilities				
Segment liabilities	219,504	80,527	-	300,031
Unallocated corporate liabilities	1,968,777	4,607,920	-	6,576,697
Consolidated total liabilities	2,188,281	4,688,447	-	6,876,728
Acquisitions of non-current assets (Property, Plant & Equipment)	856,096			856,096
Unallocated acquisitions of non-current assets		4,294		4,294
				860,390

28. SEGMENT REPORTING (CONT.)

(b) Geographical (continued)

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2004				
Revenue				
External segment revenue	669,459	5,218,743	-	5,888,202
Inter-segment revenue	2,986,614	-	(2,986,614)	-
Total segment revenue	3,656,073	5,218,743	(2,986,614)	5,888,202
Other unallocated revenue	(534,846)	974,518	509,649	949,321
Total revenue				6,837,523
Result				
Segment result	261,775	(313,683)	(218,917)	(270,825)
Unallocated corporate expenses	(647,114)	(2,665,335)	3,085,946	(226,503)
Profit from ordinary activities before income tax				(497,328)
Income tax expense				(96,946)
Net profit				(594,274)
Depreciation and amortisation	21,128	7,228	-	28,356
Other non-cash expenses	3,666	16,061	-	19,727
Assets				
Segment assets	11,806,782	1,732,492	-	13,539,274
Unallocated corporate assets	549,848	3,295,999	-	3,845,847
Consolidated total assets	12,356,630	5,028,491	-	17,385,121
Liabilities				
Segment liabilities	930,153	350,953	-	1,281,106
Unallocated corporate liabilities	28,054	46,013	-	74,067
Consolidated total liabilities	958,207	396,966	-	1,355,173
Acquisitions of non-current assets (Property, Plant & Equipment)	755,558			755,558
Unallocated acquisitions of non-current assets		23,083		23,083
				778,641

30. ECONOMIC DEPENDENCY

The company's pearls are sold by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls are sold to a number of wholesale customers with a wide geographic spread.

All of the company's pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

31. CONTROLLED ENTITIES

	Percentage owned 2005	Percentage owned 2004	Place of incorporation	Book value of Company's investment 2005 $	Book value of Company's investment 2004 $
Sharcon Pty Ltd	100%	100%	Australia	-	-
Tansim Pty Ltd	100%	100%	Australia	-	-
P.T. Cendana Indopearls	100%	100%	Indonesia	-	-
				-	-

The ultimate parent entity, Atlas Pacific Limited, is incorporated in Australia.

32. POST BALANCE DATE EVENTS

There have been no significant post balance date events.

33. FINANCIAL INSTRUMENTS

The group's financial instruments consist mainly of deposits with banks, accounts receivable and payable, loans to and from subsidiaries and derivatives. Derivatives are used by the group for hedging purposes. Such instruments include forward exchange and currency option contracts. The group does not speculate in the trading of derivative instruments.

(a) Treasury Risk Management

Treasury risk management strategies are discussed by the Board and a policy is in place to control the types and amounts of hedging that can be entered into to manage foreign exchange risk.

(b) Financial Risk Management

The main risks the group is exposed to through its financial instruments are foreign currency risk, liquidity risk, credit risk and price risk.

Foreign currency risk –

The group is exposed to fluctuations in foreign currencies arising from the sale of pearls (predominantly in Japanese Yen) and the purchase of goods and services (predominantly in Indonesian Rupiah).

Liquidity risk –

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

32 FINANCIAL INSTRUMENTS (Cont)

Credit risk –

The maximum exposure to credit risk at balance date to financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. The economic entity is exposed to credit risk as a result of undertaking most of its trade with a single customer, being Pearlautore International. Pearls are sold for the Company with a large number of clients but all receivables are underwritten by Pearlautore International.

Price risk –

The group is exposed to fluctuations in pearl prices. This product is not traded as a commodity on an open market and as such, the price risk cannot be hedged.

(c) Financial Instruments

Derivative financial instruments –

Derivative financial instruments are used by the economic entity to hedge exposure to exchange risk associated with foreign currency receivables and payables. The group enters into forward exchange contracts and option contracts to buy and sell specified amounts of foreign currencies in the future at specified exchange rates. The objective of entering forward exchange contracts is to protect the economic entity against unfavourable exchange rate movements for both the contracted and future sales and purchases undertaken in foreign currencies.

At balance date, the details of outstanding forward exchange contracts are:

	2005	2004	2005	2004
	Weighted average rate		**AUD**	**AUD**
Sell Japanese Yen				
Not later than one year	84.60	73.50	3,566,985	3,384,800
Buy Indonesian Rupiah				
Not later than one year	7,623	-	1,600,000	-

At balance date, the details of outstanding option contracts are:

	2005	2004	2005	2004
	Weighted average rate		**AUD**	**AUD**
Sell Japanese Yen				
Not later than one year	84.08	-	500,000	-

Amounts disclosed above represent the currency sold measured at the contract rate.

(d) Interest Rate Risk –

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity

32 FINANCIAL INSTRUMENTS (Cont)

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total
		%	$	$	$	$
2005						
Financial Assets						
Cash	7	4.53	639,787	815,107	20,586	1,475,480
Receivables	8	0.00	-	-	4,301,652	4,301,652
			639,787	815,107	4,322,238	5,777,132
Financial Liabilities						
Payables	14	0.00	-	-	(682,975)	(682,975)
			-	-	(682,975)	(682,975)
Net Financial Asset/(Liabilities)			639,787	815,107	3,639,263	5,094,157

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total
		%	$	$	$	$
2004						
Financial Assets						
Cash	7	4.29	1,886,833	1,300,000	22,163	3,208,996
Receivables	8	0.00	-	-	1,934,360	1,934,360
			1,886,833	1,300,000	1,956,523	5,143,356
Financial Liabilities						
Payables	14	0.00	-	-	(1,250,849)	(1,250,849)
			-	-	(1,250,849)	(1,250,849)
Net Financial Asset/(Liabilities)			1,886,833	1,300,000	705,674	3,892,507

(e) Net fair values –

The net fair values of:

- Term receivables are determined by discounting the cash flows, at market interest rates of similar securities, to their present value;
- Unlisted investments where there is no organised financial market, the net fair value is based on reasonable estimation of the underlying net assets or discounted cash flow of the investment;
- Other loans and amounts due are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present value;
- Forward exchange contracts and option contracts are the recognised unrealised gain or loss at balance date determined from the current forward exchange rates for contracts with similar maturities.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments, forward exchange contracts and currency option contracts. Financial assets where the carrying amount exceeds the net fair values have not been written down as the economic entity intends to hold these assets to maturity.

34. CHANGE IN ACCOUNTING POLICIES

The economic entity adopted the following accounting standards for application after 1 January 2005:

- AASB 132: *Financial Instruments: Disclosure and Presentation*; and
- AASB 139: *Financial Instruments: Recognition and Measurement*

The changes result from the adoption of AASB 132 relate primarily to increased disclosures required under the standard and do not effect value of amounts reported in financial statements.

The adoption of AASB 139 has resulted in material differences in the recognition and measurement of the group's financial instruments. The group has elected not to adjust comparative information resulting from the introduction of AASB 139 as permitted under the transitional provisions of this standard. As such, previous Australian accounting standards have been applied to comparative information.

Derivative Financial Instruments –

Under AASB 139, derivative financial instruments are measured at fair value at the reporting date. Gains and losses resulting from changes to fair value are taken to the income statement unless they are designated as effective hedges, in which case the difference is taken directly to equity. The economic entity held a number of forward exchange contracts and options at 31 December 2004. None of these are classified as effective hedges and so the gains and losses are reflected in the income statement.

At the date of transition to these Standards on 1 January 2005, the resulting adjustment under AASB 139 was as follows:

For the Company and the economic entity:

A gain of $289,911 was recognised in retained earnings as an unrealised foreign exchange movement on financial instruments from the prior year.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

DECLARATION BY DIRECTORS

The Directors of the Company declare that:

(a) the financial statements comprising the income statement, balance sheet, cashflow statement, statement of changes in equity and accompanying notes are in accordance with the Corporations Act 2001 and :

   (i) give a true and fair view of the consolidated economic entity's financial position as at 31 December 2005 and the performance as represented by the results of its operations and its cash flows for the year ended on that date; and

   (ii) comply with Accounting Standards and the Corporations Regulations 2001, and other mandatory professional reporting requirements; and

(b) the Chief Executive Officer and Chief Financial Officer have each declared that:

   (i) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (ii) the financial statements and notes for the financial year comply with the Accounting Standards; and

   (iii) the financial statements and notes for the financial year give a true and fair view.

(c) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors

G.R.W. Snow
Chairman

31st March 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ATLAS PACIFIC LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the balance sheet, income statement, statement of cash flows, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Atlas Pacific Limited (the company) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Atlas Pacific Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2005 and of its performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

BDO
Chartered Accountants

S Andrawes
Partner

Perth, Western Australia
Dated this 31st day of March 2006

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

SHAREHOLDER IFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report is set out below.

Shareholdings (as at 24th March 2006)

Substantial shareholders

The number of shares held by substantial shareholders and their associates are set out below:

Shareholder	Ordinary shares	Percentage of Capital Held
Dampier Investment Group *	14,385,556	16.38%

* Includes Dampier Investments Pty Ltd and Tempest Pty Ltd

Voting rights

Ordinary shares

Refer to note 14

Distribution of shareholders – Ordinary Shares

Category	Number of holders
1-1,000	138
1,001 – 5,000	674
5,001 – 10,000	494
10,001 – 100,000	898
100,001 and over	106
	2,310
Number holdings less than a marketable parcel	195

On-market buy-back

There is no current on-market buy-back.

Twenty largest shareholders

	Number of ordinary shares held	Percentage of capital held
Dampier Investments Pty Ltd	13,784,556	15.70
ANZ Nominees Ltd	5,978,693	6.81
C & B Carr	2,000,000	2.28
Arrow Pearl Co Pty Ltd	1,952,934	2.28
Dorran Pty Ltd	1,750,000	1.99
Pearlautore International Pty Ltd	1,107,669	1.26
Citicorp Nominees Pty Ltd	1,188,438	1.35
Capital Property Finance Pty Ltd	1,016,464	1.16

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

SHAREHOLDER IFORMATION

Twenty largest shareholders (cont)

	Number of ordinary shares held	Percentage of capital held
J R & T C Stuart	1,008,102	1.15
A.M. Van Der Steeg	794,906	0.91
SP & K Birkbeck Holdings Pty Ltd	790,000	0.90
L Nicholls	750,350	0.85
D G Williams	750,100	0.85
Flinside Pty Ltd	735,910	0.84
Tamariki Holdings Pty Ltd	658,718	0.75
Tenalga Pty Ltd	650,000	0.74
ERM Investments Pty Ltd	600,000	0.68
Tempest Pty Ltd	600,000	0.68
First NZ Capital Custodians Limited	536,201	0.61
J S Rhoding	507,501	0.58
	37,160,542	42.32
Total number of shares on issue	87,810,254	

Other information

Atlas Pacific Limited, incorporated and domiciled in Australia, is a publicly company listed on the Australian Stock Exchange and the Nasdaq Stock Exchange.